UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon

Hong Kong S.A.R.

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

As previously disclosed, in June 2018, the registrant, as claimant, filed arbitration proceedings in Malta against SINSIN Europe Solar Asset Limited Partnership and SINSIN Solar Capital Limited Partnership (hereinafter collectively, “SINSIN”), as respondents, for an alleged breach of a share sale and purchase agreement, dated September 6, 2014, entered into between the respondents, as sellers, and the registrant, as purchaser, in relation to all of the shares in Sinsin Renewable Investment Limited, a Malta company (“SRIL”). On January 1, 2017, registrant had deconsolidated SRIL due to loss of control. The registrant is requesting the payment of damages from the respondents.

The respondents filed separate arbitration proceedings in Malta against the registrant, requesting payment of the balance of the purchase price due in terms of the share purchase agreement mentioned above (stated to be EUR38,054,000), together with interest. The registrant is contesting these claims. Meanwhile, SINSIN has obtained the status of a precautionary garnishee order against the registrant as security for its claims and has had the same order served on SRIL, with a view to freezing any payments that may be due by SRIL to the registrant.

On October 29, 2020, awards were issued in both cases, pursuant to which the tribunal dismissed all of the registrant’s claims and admitted SINSIN’s counterclaim for payment of the balance of the price of €38,054,000, with interest at 6% accruing from November 30, 2015, on half of this amount, and from June 20, 2016, on the other half. SINSIN’s claims for additional damages were rejected. All costs of case 5320/18 are to be borne by the registrant, while the costs for case 5532/18 are to be borne 80% by the registrant and 20% by the registrant.

On November 13, 2020, the registrant filed Appeal Applications to appeal the awards with the Court of Appeal (Inferior Jurisdiction).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	:	/s/ Xiaofeng Peng
Name	:	Xiaofeng Peng
Title	:	Chief Executive Officer

Date: December 7, 2020

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